Electronic Filing Instructions for your 2023 Federal Tax Return
Important: Your taxes are not finished until all required steps are completed.



Neighbour Development Inc.
9981 Ashton Old Rd
Douglasville, GA 30135

Balance Due/ Refund	No payment is required with your Federal 2023 Form 1120, U.S. Corporation Income Tax Return.
What You Have Signed	You have signed Form 8453-C and it was attached to the electronic file. No other signature document is needed.
What You Need to Keep	Your Electronic Filing Instructions (this form) A copy of your state and federal returns
2023 Federal Tax Return Summary	No Refund or Amount Due $ 0.00

Form 1120

U.S. Corporation Income Tax Return

Department of the Treasury
Internal Revenue Service

For calendar year 2023 or tax year beginning _____ , 2023, ending _____ , 20 _____

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2023

A Check if:			
1a Consolidated return (attach Form 851)	☐	**TYPE OR PRINT**	
b Life/nonlife consolidated return . .	☐		
2 Personal holding co. (attach Sch. PH) . .	☐		
3 Personal service corp. (see instructions) . .	☐		

Name: **Neighbour Development Inc.**

Number, street, and room or suite no. If a P.O. box, see instructions.
9981 Ashton Old Rd

City or town, state or province, country, and ZIP or foreign postal code
Douglasville   GA   30135

B Employer identification number
93-3159204

C Date incorporated
08/15/2023

D Total assets (see instructions)
$ 0

4 Schedule M-3 attached ☐   **E** Check if: **(1)** ☒ Initial return   **(2)** ☐ Final return   **(3)** ☐ Name change   **(4)** ☐ Address change

Income

1a	Gross receipts or sales	**1a**	
b	Returns and allowances	**1b**	
c	Balance. Subtract line 1b from line 1a	**1c**	
2	Cost of goods sold (attach Form 1125-A)	**2**	
3	Gross profit. Subtract line 2 from line 1c	**3**	
4	Dividends and inclusions (Schedule C, line 23)	**4**	
5	Interest	**5**	
6	Gross rents	**6**	
7	Gross royalties	**7**	
8	Capital gain net income (attach Schedule D (Form 1120))	**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	**9**	
10	Other income (see instructions—attach statement)	**10**	
11	**Total income.** Add lines 3 through 10	**11**	

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	**12**	
13	Salaries and wages (less employment credits)	**13**	
14	Repairs and maintenance	**14**	
15	Bad debts	**15**	
16	Rents	**16**	
17	Taxes and licenses	**17**	
18	Interest (see instructions)	**18**	
19	Charitable contributions	**19**	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	**20**	
21	Depletion	**21**	
22	Advertising	**22**	
23	Pension, profit-sharing, etc., plans	**23**	
24	Employee benefit programs	**24**	
25	Energy efficient commercial buildings deduction (attach Form 7205)	**25**	
26	Other deductions (attach statement)	**26**	
27	**Total deductions.** Add lines 12 through 26	**27**	
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	**28**	
29a	Net operating loss deduction (see instructions)	**29a**	
b	Special deductions (Schedule C, line 24)	**29b**	
c	Add lines 29a and 29b	**29c**	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	**30**	
31	Total tax (Schedule J, Part I, line 11)	**31**	0
32	Reserved for future use	**32**	
33	Total payments and credits (Schedule J, Part II, line 23)	**33**	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	**34**	
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	**35**	
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	**36**	0
37	Enter amount from line 36 you want: **Credited to 2024 estimated tax** _____ **Refunded**	**37**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____   Date **05/24/2024**   Title **CFO**

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name **Self-Prepared**   Firm's EIN _____

Firm's address _____   Phone no. _____

For Paperwork Reduction Act Notice, see separate instructions. REV 05/09/24 TTBIZ

Form **1120** (2023)

BAA

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations . .		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

| Schedule J | Tax Computation and Payment (see instructions) |

Part I—Tax Computation

1	Income tax. See instructions	1	0
2	Base erosion minimum tax amount (attach Form 8991)	2	
3	Corporate alternative minimum tax from Form 4626, Part II, line 13 (attach Form 4626)	3	
4	Add lines 1, 2, and 3	4	0

5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (see instructions—attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	
7	Subtract line 6 from line 4			7	0
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Interest/tax due under section 453A(c)	9f			
g	Interest/tax due under section 453(l)	9g			
z	Other (see instructions—attach statement)	9z			
10	**Total.** Add lines 9a through 9z			10	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0

Part II—Payments and Refundable Credits

12	Reserved for future use			12	
13	Preceding year's overpayment credited to the current year			13	
14	Current year's estimated tax payments			14	
15	Current year's refund applied for on Form 4466			15	( )
16	Combine lines 13, 14, and 15			16	
17	Tax deposited with Form 7004			17	0
18	Withholding (see instructions)			18	
19	**Total payments.** Add lines 16, 17, and 18			19	0
20	Refundable credits from:				
a	Form 2439	20a			
b	Form 4136	20b			
c	Reserved for future use	20c			
z	Other (attach statement—see instructions)	20z			
21	**Total credits.** Add lines 20a through 20z			21	
22	Elective payment election amount from Form 3800			22	
23	**Total payments and credits.** Add lines 19, 21, and 22. Enter here and on page 1, line 33			23	0

| **Schedule K** | **Other Information** (see instructions) | | | Yes | No |

1   Check accounting method: **a**   ☒ Cash   **b** ☐ Accrual   **c** ☐ Other (specify) _____

2   See the instructions and enter the:

   a   Business activity code no. 713900

   b   Business activity <u>Social Infrastructure Development</u>

   c   Product or service <u>Real estate assets and technological digital products</u>

3   Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?   . . . .   **No:** ✕

     If "Yes," enter name and EIN of the parent corporation _____

4   At the end of the tax year:

   a   Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . . . .   **No:** ✕

   b   Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)   .   **No:** ✕

5   At the end of the tax year, did the corporation:

   a   Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions   **No:** ✕

     If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

   b   Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions   **No:** ✕

     If "Yes," complete (i) through (iv) below.

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6   During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . .   **No:** ✕

     If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

     If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7   At any time during this tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?   .   **No:** ✕

     For rules of attribution, see section 318. If "Yes," enter:

     (a) Percentage owned _____ and **(b)** Owner's country _____

     (c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____

8   Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐

     If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.

9   Enter the amount of tax-exempt interest received or accrued during this tax year $ _____

10   Enter the number of shareholders at the end of the tax year (if 100 or fewer)   2 _____

11   If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions)   . ☐

     If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12   Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a) $ _____

REV 05/09/24 TTBIZ

Schedule K	Other Information *(continued from page 4)*	Yes	No

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	✕	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during this tax year $ 0 .		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		✕
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments that would require it to file Form(s) 1099?		✕
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		✕
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		✕
18	Did this corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		✕
19	During this corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		✕
20	Is the corporation operating on a cooperative basis?		✕
21	During this tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		✕
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does this corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3).)		✕
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during this tax year? See instructions		✕
24	Does the corporation satisfy one or more of the following? If "Yes," complete and attach Form 8990. See instructions . . .		✕
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $29 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		✕
	If "Yes," enter amount from Form 8996, line 15 . . . . $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		✕
	Percentage: By Vote By Value		
27	At any time during this tax year, did the corporation (a) receive a digital asset (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions .		✕
28	Is the corporation a member of a controlled group?		✕
	If "Yes," attach Schedule O (Form 1120). See instructions.		
29	Corporate Alternative Minimum Tax:		
a	Was the corporation an applicable corporation under section 59(k)(1) in any prior tax year?		✕
	If "Yes," go to question 29b. If "No," skip to question 29c.		
b	Is the corporation an applicable corporation under section 59(k)(1) in the current tax year because the corporation was an applicable corporation in the prior tax year?		
	If "Yes," complete and attach Form 4626. If "No," continue to question 29c.		
c	Does the corporation meet the requirements of the safe harbor method as provided under section 59(k)(3)(A) for the current tax year? See instructions		✕
	If "No," complete and attach Form 4626. If "Yes," the corporation is not required to file Form 4626.		
30	Is the corporation required to file Form 7208 relating to the excise tax on repurchase of corporate stock (see instructions):		
a	Under the rules for stock repurchased by a covered corporation (or stock acquired by its specified affiliate)?		✕
b	Under the applicable foreign corporation rules?		✕
c	Under the covered surrogate foreign corporation rules?		✕
	If "Yes" to either (a), (b), or (c), complete Form 7208, Excise Tax on Repurchase of Corporate Stock. See the Instructions for Form 7208.		
31	Is this a consolidated return with gross receipts or sales of $1 billion or more and a subchapter K basis adjustment, as described in the instructions, of $10 million or more?		✕
	If "Yes," attach a statement. See instructions.		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books			Tax-exempt interest $_____	
3	Excess of capital losses over capital gains			_____	
4	Income subject to tax not recorded on books this year (itemize):_____			_____	
	_____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation . . $_____	
a	Depreciation . . . . $_____		b	Charitable contributions $_____	
b	Charitable contributions . $_____			_____	
c	Travel and entertainment . $_____			_____	
			9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize):_____			**c** Property	
	_____		6	Other decreases (itemize):_____	
	_____		7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **7004**		
(Rev. December 2018)	**Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns**	
Department of the Treasury Internal Revenue Service	▶ File a separate application for each return. ▶ Go to *www.irs.gov/Form7004* for instructions and the latest information.	OMB No. 1545-0233

Name	Identifying number
Print or Type Neighbour Development Inc.	93-3159204

Number, street, and room or suite no. (If P.O. box, see instructions.)
9981 Ashton Old Rd

City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code).)
Douglasville GA 30135

Note: File request for extension by the due date of the return. See instructions before completing this form.

Part I   **Automatic Extension for Certain Business Income Tax, Information, and Other Returns.** See instructions.

1 Enter the form code for the return listed below that this application is for . . . . | 1 | 2 |

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041 (estate other than a bankruptcy estate)	04	Form 1120-REIT	23
Form 1041 (trust)	05	Form 1120-RIC	24
Form 1041-N	06	Form 1120S	25
Form 1041-QFT	07	Form 1120-SF	26
Form 1042	08	Form 3520-A	27
Form 1065	09	Form 8612	28
Form 1066	11	Form 8613	29
Form 1120	12	Form 8725	30
Form 1120-C	34	Form 8804	31
Form 1120-F	15	Form 8831	32
Form 1120-FSC	16	Form 8876	33
Form 1120-H	17	Form 8924	35
Form 1120-L	18	Form 8928	36
Form 1120-ND	19		

Part II   **All Filers Must Complete This Part**

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here . . . . ▶ ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here . . . . ▶ ☐
If checked, attach a statement listing the name, address, and employer identification number (EIN) for each member covered by this application.

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here . ▶ ☐

5a The application is for calendar year 2023, or tax year beginning _____, 20 ___, and ending _____, 20 ___.

b **Short tax year.** If this tax year is less than 12 months, check the reason: ☐ Initial return ☐ Final return
☐ Change in accounting period ☐ Consolidated return to be filed ☐ Other (See instructions—attach explanation.)

6	Tentative total tax	6	0
7	**Total** payments and credits. See instructions	7	0
8	**Balance due.** Subtract line 7 from line 6. See instructions	8	0

For Privacy Act and Paperwork Reduction Act Notice, see separate instructions.   Form **7004** (Rev. 12-2018)

BAA   REV 05/09/24 TTBIZ

Form **8453-CORP**

(December 2022)

Department of the Treasury
Internal Revenue Service

E-file Declaration for Corporations

File electronically with Form 1120, 1120-F, or 1120-S. Do not file paper copies.
Go to *www.irs.gov/Form8453CORP* for the latest information.

For calendar year 2023 , or tax year beginning , 20 , ending , 20

OMB No. 1545-0123

Name of corporation	Employer identification number
Neighbour Development Inc.	93-3159204

Part I **Information** (Whole dollars only)

1	Total income (Form 1120, line 11)	1	
2	Total income (Form 1120-F, Section II, line 11)	2	
3	Total income (loss) (Form 1120-S, line 6)	3	

Part II **Declaration of Officer** (see instructions) **Be sure to keep a copy of the corporation's tax return.**

A ☐ I consent that the corporation's refund be directly deposited as designated on the **Form 8050**, Direct Deposit of Corporate Tax Refund, or Form 8302, Electronic Deposit of Tax Refund of $1 Million or More, that will be electronically transmitted with the corporation's federal income tax return.

B ☒ I do not want direct deposit of the corporation's refund **or** the corporation is not receiving a refund.

C ☐ I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

If the corporation is filing a balance due return, I understand that if the IRS does not receive full and timely payment of its tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I have given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's federal income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. I consent to my ERO, transmitter, and/or ISP sending the corporation's return, this declaration, and accompanying schedules and statements to the IRS. I also consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgment of receipt of transmission and an indication of whether or not the corporation's return is accepted, and, if rejected, the reason(s) for the rejection. If the processing of the corporation's return or refund is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay, or when the refund was sent.

Sign Here

Signature of officer	Date	Title
	05/24/2024	CFO

Part III **Declaration of Electronic Return Originator (ERO) and Paid Preparer** (see instructions)

I declare that I have reviewed the above corporation's return and that the entries on Form 8453-CORP are complete and correct to the best of my knowledge. If I am only a collector, I am not responsible for reviewing the return and only declare that this form accurately reflects the data on the return. The corporate officer will have signed this form before I submit the return. I will give the officer a copy of all forms and information to be filed with the IRS, and have followed all other requirements in **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I am also the Paid Preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I have any knowledge.

ERO's Use Only

ERO's signature	Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
Firm's name (or yours if self-employed), address, and ZIP code			EIN	
			Phone no.	

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I have any knowledge.

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Firm's name			Firm's EIN	
Firm's address			Phone no.	

For Privacy Act and Paperwork Reduction Act Notice, see instructions. BAA REV 05/09/24 TTBIZ Form **8453-CORP** (12-2022)



Electronic Filing Instructions for your 2023 Georgia Tax Return
Important: Your taxes are not finished until all required steps are completed.

Neighbour Development Inc.
9981 Ashton Old Rd
Douglasville, GA 30135

Balance Due/ Refund	No payment is required with your Georgia tax return (Georgia Corporation Tax Return).
What You Need to Sign	Sign and date GA 8453 C within 3 days of acceptance.
Do Not Mail	Do not mail a paper copy of your tax return. Since you filed electronically, the Georgia Department of Revenue already has your return.
What You Need to Keep	Your Electronic Filing Instructions (this form) - GA 8453 C A copy of your state and federal returns
2023 Georgia Tax Return Summary	Total Tax $ 0.00 No Refund or Amount Due $ 0.00



2401401615

Georgia Form 600 (Rev. 09/25/23) Page 1
Corporation Tax Return (Approved software version)
Georgia Department of Revenue
2023 Income Tax Return

Beginning 01/01/2023

Ending 12/31/2023

2024 Net Worth Tax Return

Beginning 01/01/2024

Ending 12/31/2024

X Original Return	Address Change	Cease Filing Consolidated	UET Annualization Exception attached
Initial Net Worth	Name Change	Consolidated GA Parent Return	IT-552 attached
Amended Return	Final *(attach explanation)*		
Amended due to IRS Audit	PL 86-272	GA Consolidated Subsidiary	**X** Extension attached
		Consolidated Parent FEIN	

A. Federal Employer ID Number
93-3159204

B. Name (Corporate title) Please give former name if applicable.
NEIGHBOUR DEVELOPMENT INC.

C. GA Withholding Tax Account Number

D. Business Address (Number and Street)
9981 ASHTON OLD RD

E. GA Sales Tax Registration Number

F. City or Town
DOUGLASVILLE

G. State
GA

H. Zip Code
30135

I. Foreign Country Name

J. NAICS Code
713900

K. Date of Incorporation
08/15/2023

L. State of Incorporation
GA

M. Date admitted into GA
08/15/2023

N. Type of Business
SOCIAL INFRASTRU

O. Location of Records for Audit:City
DOUGLASVILLE

State
GA

Country
US

P. Corporation's Telephone Number
4047342501

Q. Latest taxable year adjusted by IRS

R. And when reported to Georgia

S. Corporation Representative's Telephone Number

T. Corporation Representative's Name
KIARA JOHNSON

U. Corporation Representative's Email Address

COMPUTATION OF GEORGIA TAXABLE INCOME AND TAX   (ROUND TO NEAREST DOLLAR)   SCHEDULE 1

1. Federal Taxable Income (Copy of Federal return and supporting schedules must be attached) ..... 1.
2. Additions to Federal Income (from Schedule 4) .... 2.
3. Total (add Lines 1 and 2) .... 3.
4. Subtractions from Federal Income (from Schedule 5) .... 4.
5. Balance (Line 3 less Line 4) .... 5.
6. Georgia Net Operating loss deduction (from Schedule 9; See IT-611 instructions for 80% limitation) 6.
7. Georgia Taxable Income (Line 5 less Lines 6 or Schedule 7, Line 9)............................... 7.
8. Passive Loss/Capital loss deduction (attach Schedule); See IT-611 instructions.................. 8.
9. Income Tax (Line 7 less Line 8) x 5.75%... 9.

COMPUTATION OF NET WORTH TAX   (ROUND TO NEAREST DOLLAR)   SCHEDULE 2

1. Total Capital stock issued 1. 0
2. Paid in or Capital surplus 2. 0
3. Total Retained earnings 3. 0
4. Net Worth (Total of Lines 1, 2, and 3) 4. 0
5. Ratio (GA. and Dom. For. Corp.-100%) (Foreign Corp. - Line 4, Sch. 8).... 5. 1.000000
6. Net Worth Taxable by Georgia (Line 4 x Line 5) 6. 0
7. Net Worth Tax (from table in instructions) 7. 0

REV 02/29/24 TTBIZ



2401401625

(Corporation) Name **NEIGHBOUR DEVELOPMENT INC.**   FEIN **93-3159204**

COMPUTATION OF TAX DUE OR OVERPAYMENT	(ROUND TO NEAREST DOLLAR)	SCHEDULE 3

		A. Income Tax	B. Net Worth Tax		C. Total
1.	Total Tax (Schedule 1, Line 9 and Schedule 2, Line 7)		0	1.	0
2.	Credits and payments of estimated tax................................			2.	
3.	Schedule 10* Credits (must be filed electronically)..............			3.	
4.	Withholding Credits (G2-A, G2-LP, and/or G2-RP).........			4.	
5.	Schedule 10B Refundable tax credits (must be filed electronically)			5.	
6.	Balance of tax due (Line 1, less Lines 2, 3, 4, and 5)..........			6.	0
7.	Amount of overpayment (Lines 2, 3, 4, and 5 less Line 1)...			7.	
8.	Interest due (See Instructions)			8.	
9.	Form 600 UET (Estimated tax penalty)			9.	
10.	Other penalty due (See Instructions)			10.	
11.	Amount Due (See Instructions)..			11.	0
12.	Amount to be credited to 2024 estimated tax (Line 7 less Lines 8-10)		Refund	12.	

*NOTE: Any tax credits from Schedule 10 may be applied against income tax liability only, **not** net worth tax liability.

SEE PAGE 3 SIGNATURE SECTION FOR DIRECT DEPOSIT OPTIONS

ADDITIONS TO FEDERAL TAXABLE INCOME	(ROUND TO NEAREST DOLLAR)	SCHEDULE 4

1.	State and municipal bond interest (other than Georgia or political subdivision thereof)	1.
2.	Net income or net profits taxes imposed by taxing jurisdictions other than Georgia	2.
3.	Expense attributable to tax exempt income	3.
4.	Net operating loss deducted on Federal return	4.
5.	Reserved	5.
6.	Intangible expenses and related interest cost	6.
7.	Captive REIT expenses and costs	7.
8.	Other Additions (Attach Schedule)	8.
9.	TOTAL - Enter also on Line 2, Schedule 1	9.

SUBTRACTIONS FROM FEDERAL TAXABLE INCOME	(ROUND TO NEAREST DOLLAR)	SCHEDULE 5

1.	Interest on obligations of United States (must be reduced by direct and indirect interest expense)	1.
2.	Exception to intangible expenses and related interest cost (Attach IT-Addback)	2.
3.	Exception to captive REIT expenses and costs (Attach IT-REIT)	3.
4.	Other Subtractions (Must Attach Schedule)	4.
5.	TOTAL - Enter also on Line 4, Schedule 1..	5.

APPORTIONMENT OF INCOME			SCHEDULE 6

		A. WITHIN GEORGIA	B. EVERYWHERE	C. DO NOT ROUND COL (A) / COL (B) COMPUTE TO SIX DECIMALS
1.	Gross receipts from business................................. 1.			
2.	Georgia Ratio (Divide Column A by Column B)........... 2.			

COMPUTATION OF GEORGIA NET INCOME	(ROUND TO NEAREST DOLLAR)	SCHEDULE 7

1.	Net business income (Schedule 1, Line 5)...	1.
2.	Income allocated everywhere (Must Attach Schedule)..	2.
3.	Business income subject to apportionment (Line 1 less Line 2)	3.
4.	Georgia Ratio (Schedule 6, Column C) .... 4.	
5.	Net business income apportioned to Georgia (Line 3 x Line 4)...	5.
6.	Net income allocated to Georgia (Attach Schedule)	6.
7.	Total of Lines 5 and 6	7.
8.	Less: Net operating loss apportioned to GA (from Schedule 9, see IT-611 80% instructions)	8.
9.	Georgia taxable income (Enter also on Schedule 1, Line 7)...	9.

REV 02/29/24 TTBIZ



2401401635

(Corporation) Name NEIGHBOUR DEVELOPMENT INC. FEIN 93-3159204

COMPUTATION OF GEORGIA NET WORTH RATIO (TO BE USED BY FOREIGN CORPS ONLY) **SCHEDULE 8**

		A. WITHIN GEORGIA	B. TOTAL EVERYWHERE	C. GA Ratio (A/B) DO NOT ROUND COMPUTE TO SIX DECIMALS
1. Total value of property owned (Total assets from Federal balance sheet)	1.			
2. Gross receipts from business	2.			
3. **Totals** (Line 1 plus Line 2)	3.			
4. Georgia Ratio (Divide Line 3A by 3B)	4.			

A copy of the Federal Return and supporting Schedules must be attached if filing by paper. No extension of time for filing will be allowed unless a copy of the request for a Federal extension or Form IT-303 is attached to this return.

Make check payable to: Georgia Department of Revenue
Mail to: Georgia Department of Revenue, Processing Center, PO Box 740397, Atlanta, Georgia 30374-0397

DIRECT DEPOSIT OPTIONS

A. Direct Deposit (For U.S. Accounts Only) See booklet for further instructions. **If Direct Deposit is not selected, a paper check will be issued.**

Type: Checking **Savings** **Routing Number**

Account Number

Declaration: I/We declare under the penalties of perjury that I/we have examined this return (including accompanying schedules and statements) and to the best of my/our knowledge and belief, it is true, correct, and complete. If prepared by a person other than the taxpayer, this declaration is based on all information of which the preparer has knowledge.

By providing my e-mail address I am authorizing the Georgia Department of Revenue to electronically notify me at the below e-mail address regarding any updates to my account(s).

Taxpayer's E-mail Address:

Check the box to authorize the Georgia Department of Revenue to discuss the contents of this tax return with the named preparer.

SIGNATURE OF OFFICER

SELF-PREPARED
SIGNATURE OF INDIVIDUAL OR FIRM PREPARING THE RETURN

TITLE

FIRM PREPARING THE RETURN

05/24/2024
DATE

IDENTIFICATION OR SOCIAL SECURITY NUMBER

INTUIT 03 1030-016 2023 GA 014 T1 16

REV 02/29/24 TTBIZ



2401401645

(Corporation) Name NEIGHBOUR DEVELOPMENT INC.   FEIN 93-3159204

GA NOL Carry Forward Worksheet	(ROUND TO NEAREST DOLLAR)	**SCHEDULE 9**

Current Year NOL Type: Normal NOL   Farm Loss   Insurance Loss
(Only select one type of loss)

	A	B	C	D	E	F
	Loss Year	Loss Amount	Income Year	NOL Utilized	Balance	Remaining NOL
1.						
2.						
3.						
4.						
5.						
6.						
7.						
8.						
9.						
10.						
11.						
12.						
13.						
14.						
15.						
16.						
17.						
18.						
19.						
20.						

1. NOL Carry Forward Available to Current Year...
2. Current Year Income/(Loss) (Schedule 1, Line 5 or Schedule 7, Line 7)....................................
3. NOL from Taxable Years Beginning before 1/1/2018 Applied to Current Year...........................

4. NOL from Taxable Years Beginning on or after 1/1/2018 Applied to Current Year.....................
   (Cannot exceed 80% of Line 2, see instructions for more information)
5. Total NOL applied...
   (Add Lines 3 and 4, Enter on Schedule 1, Line 6 or Schedule 7, Line 8)*
6. NOL Carry Forward Available to Next Year...
   (Line 1 less Line 5 plus any loss amount on Line 2)

INSTRUCTIONS
* Cannot Exceed the Current Year Income Reported on Line 2.
Column A: List the loss year(s).
Column B: List the loss amount for the tax year listed in Column A.
Columns C & D: List the years in which the losses were utilized and the amount utilized each year.   REV 02/29/24 TTBIZ
Column E: List the balance of the NOL after each year has been applied. (Column B less Column D).
Column F: List the remaining NOL applicable to each loss year.
Total the remaining NOL (Col. F) and enter in the space at the bottom of the worksheet for "NOL Carry Forward Available to Current Year". Then insert "Current Year Income/(Loss)" in the space provided and compute the remainder of the schedule. Create photocopies as needed. See example worksheet in IT-611 instructions.



2401401655

(Corporation) Name NEIGHBOUR DEVELOPMENT INC.   FEIN 93-3159204

CREDIT USAGE AND CARRYOVER	(ROUND TO NEAREST DOLLAR)	SCHEDULE 10

1. **Complete a separate schedule for each Credit Code.**
2. Total the amounts on Line 13 of each schedule and enter the total on the credit line of the return.
3. If there is a credit eligible for carryover to this tax year, please complete a schedule even if the credit is not used for this tax year.
4. See the tax booklet for a list of credit codes.
5. See the relevant forms, statutes, and regulations to determine how the credit is allocated to the owners, to determine when carryovers expire, and to see if the credit is limited to a certain percentage of tax.
6. If the credit for a particular credit code originated with more than one person or company, enter separate information on Lines 3 through 9 below.
7. The credit certificate number is issued by the Department of Revenue for credits that are preapproved. If applicable, please enter the Department of Revenue credit certificate number where indicated.
8. Before the Line 14 carryover is applied to the next tax year, the amount must be reduced by any amounts elected to be applied to withholding for this tax year and by any carryovers that have expired.

For the credit generated this tax year, list the Company Name, ID number, and Credit Certificate number if applicable. Purchased credits and credits received from an assignment should also be included. If the credit originated with this taxpayer, enter this taxpayer's name and ID# below.

1. Credit Code
2. Credit remaining from previous years (do not include amounts elected to be applied to withholding)
3. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
4. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
5. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
6. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
7. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
8. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year
9. Company Name   ID Number

   Credit Certificate #   Credit Generated this Tax Year

10. Total available credit for this tax year. (sum of Lines 2 through 9)   10.
11. Enter the amount assigned to affiliated entities (see Schedule 11)   11.
12. Enter the amount of the credit sold (only certain credits can be sold; see instructions) 12.
13. Credit used for this tax year (enter here and on Schedule 3, Line 3)   13.
14. Potential carryover to next tax year. (Line 10 less Lines 11,12, and 13)   14.

CREDITS MUST BE FILED ELECTRONICALLY   CREDITS MUST BE FILED ELECTRONICALLY



SCHEDULE 10B

2401401665

(Corporation) Name NEIGHBOUR DEVELOPMENT INC. FEIN 93-3159204

REFUNDABLE TAX CREDITS (ROUND TO NEAREST DOLLAR) **SCHEDULE 10B**

1. **Complete a separate schedule for each Credit Code.**
2. Total the amounts on Line 13 of each schedule and enter the total on the credit line of the return.
3. If there is a credit eligible for carryover to this tax year, please complete a schedule even if the credit is not used for this tax year.
4. See the tax booklet for a list of credit codes.
5. See the relevant forms, statutes, and regulations to determine how the credit is allocated to the owners and, to determine when carry-overs expire.
6. If the credit for a particular credit code originated with more than one person or company, enter separate information on Lines 3 through 9 below.
7. The credit certificate number is issued by the Department of Revenue for credits that are preapproved. If applicable, please enter the Department of Revenue credit certificate number where indicated.
8. Before the Line 14 carryover is applied to the next tax year, the amount must be reduced by any amounts elected to be applied to withholding for this tax year and by any carryovers that have expired.

For the credit generated this tax year, list the Company Name, ID number, and Credit Certificate number if applicable. Purchased credits and credits received from an assignment should also be included. If the credit originated with this taxpayer, enter this taxpayer's name and ID# below.

Note: A purchased Timber Tax Credit is not a refundable tax credit. Use Schedule 10 if the Timber Tax Credit was purchased.

1. Credit Code
2. Credit remaining from previous years (do not include amounts elected to be applied to withholding)
3. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
4. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
5. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
6. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
7. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
8. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
9. Company Name — ID Number
   Credit Certificate # — Credit Generated this Tax Year
10. Total available credit for this tax year. (sum of Lines 2 through 9) 10.
11. Enter the amount assigned to affiliated entities (see Schedule 11) 11.
12. Enter the amount of the credit sold (only certain credits can be sold; see instructions) 12.
13. Credit used for this tax year (enter here and on Schedule 3, Line 5) 13.
14. Potential carryover to next tax year. (Line 10 less Lines 11,12, and 13) 14.

INTUIT 03 1030-016 2023 GA 014 T1 16

REV 02/29/24 TTBIZ

CREDITS MUST BE FILED ELECTRONICALLY



2401401675

(Corporation) Name NEIGHBOUR DEVELOPMENT INC. FEIN 93-3159204

ASSIGNED TAX CREDITS (ROUND TO NEAREST DOLLAR) **SCHEDULE 11**

Georgia Code Section 48-7-42 provides that in lieu of claiming any Georgia income tax credit for which a taxpayer otherwise is eligible for the taxable year, the taxpayer may elect to assign credits in whole or in part to one or more "affiliated entities". The term "affiliated entities" is defined as:

1) A corporation that is a member of the taxpayer's affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code; or
2) An entity affiliated with a corporation, business, partnership, or limited liability company taxpayer, which entity:
   (a) Owns or leases the land on which a project is constructed;
   (b) Provides capital for construction of the project; and
   (c) Is the grantor or owner under a management agreement with a managing company for the project.

No carryover attributable to the unused portion of any previously claimed or assigned credit may be assigned or reassigned, except if the assignor and the recipient of an assigned tax credit cease to be affiliated entities, then any carryover attributable to the unused portion of the credit is transferred back to the assignor of the credit. The assignor is permitted to use any such carryover and also shall be permitted to assign the carryover to one or more affiliated entities, as if such carryover were an income tax credit for which the assignor became eligible in the taxable year in which the carryover was transferred back to the assignor. In the case of any credit that must be claimed in installments in more than one taxable year, the election under this subsection may be made on an annual basis with respect to each such installment. For additional information, please refer to Georgia Code Section 48-7-42.

If the corporation filing this return is assigning tax credits to other affiliates, please provide detail below specifying where the tax credits are being assigned.

All assignments of credits must be made before the statutory due date of the return (including extensions) per O.C.G.A. § 48-7-42 (b).

	Credit Code	Corporation Name	FEIN		Amount of Credit	Credit Certificate # (if applicable)
1.				1.		
2.				2.		
3.				3.		
4.				4.		
5.				5.		
6.				6.		
7.				7.		
8.				8.		

REV 02/29/24 TTBIZ

CREDITS MUST BE FILED ELECTRONICALLY



2401401685

(Corporation) Name NEIGHBOUR DEVELOPMENT INC.   FEIN   93-3159204

MEMBERS TO BE INCLUDED IN THE GEORGIA CONSOLIDATED GROUP	SCHEDULE 12

All members (Parent and Subsidiaries) included in the Georgia consolidated group must be listed.

Column A: Enter the Georgia Parent corporation on Line 1. List the subsidiary members included in the consolidated group on the remaining lines. If you have more than 25 group members, attach additional Schedule 12(s).
Column B: Enter the Federal Employer Identification Number (FEIN) for each member in the consolidated group.
Column C: Enter the Net Worth tax amount listed on Schedule 2, Line 7 for each member in the Georgia group, including the Parent corporation.
Line 26: Enter the total Net Worth tax from all additional Schedule 12(s).
Line 27: Add lines 1 through 26. Enter the total Net Worth Tax and enter this amount on Schedule 3, Line 1B.

A Name of Member	B FEIN	C Net Worth Tax
1.		
2.		
3.		
4.		
5.		
6.		
7.		
8.		
9.		
10.		
11.		
12.		
13.		
14.		
15.		
16.		
17.		
18.		
19.		
20.		
21.		
22.		
23.		
24.		
25.		

26. Enter total Net Worth Tax from all Additional Schedule 12(s)..........................

27. Total Net Worth Tax, add lines 1 through 26.
(Enter on Schedule 3, Line 1b)..



PLEASE DO NOT MAIL!

ERO MUST RETAIN THIS FORM.
DO NOT SUBMIT THIS FORM TO
GEORGIA DEPARTMENT OF REVENUE
UNLESS REQUESTED TO DO SO.



IRS DCN OR SUBMISSION ID

GA-8453C
2023

GEORGIA CORPORATE INCOME TAX DECLARATION FOR ELECTRONIC FILING
SUMMARY OF AGREEMENT BETWEEN TAXPAYER AND ERO OR PAID PREPARER

2023 Income Tax Return	2024 Net Worth Return
Beginning 01/01/2023	Beginning 01/01/2024
Ending 12/31/2023	Ending 12/31/2024

- ☐ Cease Filing Consolidated
- ☐ GA Consolidated Subsidiary Consolidated Parent FEIN ____
- ☐ Consolidated GA Parent
- ☒ Original Return
- ☐ Amended Return
- ☐ Address Change
- ☐ Name Change
- ☐ IT-552 Attached
- ☐ Initial Net Worth
- ☒ Extension
- ☐ Final Return
- ☐ Amended Due to IRS Audit
- ☐ PL 86-272
- ☐ UET Annualization Exception

Federal Employer ID Number	Name (Corporate title)			Date admitted into GA
93-3159204	NEIGHBOUR DEVELOPMENT INC.			08/15/2023
Location of Records (City & State)	Business Address			Incorporated under laws of what state
DOUGLASVILLE, GA	9981 ASHTON OLD RD			GA
Corporation's Telephone Number	City or Town	State	Zip Code	NAICS Code
(404)734-2501	DOUGLASVILLE	GA	30135	713900

PART I — TAX RETURN INFORMATION

1. Federal taxable income (Form 600, Sch 1, Line 1)		1.	
2. Georgia taxable income (Form 600, Sch 1, Line 7)		2.	
3. Net Worth (Form 600, Sch 2, Line 4)		3.	0
4. Net Worth Taxable by Georgia (Form 600, Sch 2, Line 6)		4.	0
5. Tax Amounts (Form 600, Sch 3, Line 1) .... Income		..... Net Worth	0
6. Amount due with return (Form 600, Sch 3, Line 11)		6.	0
7. Refund (Form 600, Sch 3, Line 12) .... Credited to 2024		.... Refund	

PART II — DECLARATION OF CORPORATE OFFICER

Under penalties of perjury, I declare that the information I have provided to the corporation's Electronic Return Originator (ERO) and/or Online Service Provider and/or Transmitter and the amounts shown in Part I agree with the amounts shown on the corresponding lines of the electronic portion of the corporation's 2023 Georgia Corporate Income Tax Return. I declare that I have examined the corporation's tax return, including accompanying schedules and statements, and to the best of my knowledge and belief, the corporation's return is true, correct and complete. I consent that the electronic portion of the corporation's return may be sent by my ERO/Online Service Provider/Transmitter.

SIGN HERE

SIGNATURE OF OFFICER ____________ DATE ________ TITLE CFO

PRINT NAME KIARA JOHNSON

EMAIL COREYJ@NEIGHBORIND.COM

PART III — DECLARATION OF ELECTRONIC RETURNS ORIGINATOR AND PAID PREPARER

I DECLARE THAT I HAVE REVIEWED THE ABOVE CORPORATION'S RETURN AND THAT THE ENTRIES ON THE GA-8453C ARE COMPLETE AND CORRECT TO THE BEST OF MY KNOWLEDGE.

ERO's Use Only

ERO's Signature ____________ Date ________
Firm's Name ____________ Check also if paid preparer ☐
Address ____________
City, State & Zip Code ____________

IF PREPARED BY A PERSON OTHER THAN THE TAXPAYER, THIS DECLARATION IS BASED ON ALL THE INFORMATION OF WHICH THE PREPARER HAS ANY KNOWLEDGE.

Paid Preparer's Use Only

Paid Preparer's Signature ____________ Date ________
Firm's Name ____________ FEIN/PTIN ________
Address ____________ SSN/TIN ________
City, State & Zip Code ____________

GA-8453C (REV. 09/25/23)

KEEP A COPY WITH YOUR RECORDS

016

REV 02/29/24 TTBIZ

Form 1120

U.S. Corporation Income Tax Return

Department of the Treasury
Internal Revenue Service

For calendar year 2023 or tax year beginning _____ , 2023, ending _____ , 20 _____

Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2023

A Check if:
- **1a** Consolidated return (attach Form 851) ☐
- **b** Life/nonlife consolidated return ☐
- **2** Personal holding co. (attach Sch. PH) ☐
- **3** Personal service corp. (see instructions) ☐
- **4** Schedule M-3 attached ☐

TYPE OR PRINT

Name: Neighbour Development Inc.

Number, street, and room or suite no. If a P.O. box, see instructions.
9981 Ashton Old Rd

City or town, state or province, country, and ZIP or foreign postal code
Douglasville   GA   30135

B Employer identification number
93-3159204

C Date incorporated
08/15/2023

D Total assets (see instructions)
$ 0

E Check if: **(1)** ☒ Initial return   **(2)** ☐ Final return   **(3)** ☐ Name change   **(4)** ☐ Address change

Income

1a	Gross receipts or sales	1a	
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	
2	Cost of goods sold (attach Form 1125-A)	2	
3	Gross profit. Subtract line 2 from line 1c	3	
4	Dividends and inclusions (Schedule C, line 23)	4	
5	Interest	5	
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions—attach statement)	10	
11	**Total income.** Add lines 3 through 10	11	

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12	
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	
18	Interest (see instructions)	18	
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Energy efficient commercial buildings deduction (attach Form 7205)	25	
26	Other deductions (attach statement)	26	
27	**Total deductions.** Add lines 12 through 26	27	
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	28	
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 24)	29b	
c	Add lines 29a and 29b	29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	
31	Total tax (Schedule J, Part I, line 11)	31	0
32	Reserved for future use	32	
33	Total payments and credits (Schedule J, Part II, line 23)	33	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35	
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36	0
37	Enter amount from line 36 you want: **Credited to 2024 estimated tax** _____ **Refunded**	37	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____   Date 05/24/2024   Title CFO

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name: Self-Prepared

Firm's EIN

Firm's address

Phone no.

For Paperwork Reduction Act Notice, see separate instructions.   REV 05/09/24 TTBIZ

Form **1120** (2023)

BAA

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations . .		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Schedule J	Tax Computation and Payment (see instructions)

Part I—Tax Computation

1	Income tax. See instructions	**1**	0
2	Base erosion minimum tax amount (attach Form 8991)	**2**	
3	Corporate alternative minimum tax from Form 4626, Part II, line 13 (attach Form 4626)	**3**	
4	Add lines 1, 2, and 3	**4**	0

5a	Foreign tax credit (attach Form 1118)	**5a**			
b	Credit from Form 8834 (see instructions)	**5b**			
c	General business credit (see instructions—attach Form 3800)	**5c**			
d	Credit for prior year minimum tax (attach Form 8827)	**5d**			
e	Bond credits from Form 8912	**5e**			
6	**Total credits.** Add lines 5a through 5e			**6**	
7	Subtract line 6 from line 4			**7**	0
8	Personal holding company tax (attach Schedule PH (Form 1120))			**8**	
9a	Recapture of investment credit (attach Form 4255)	**9a**			
b	Recapture of low-income housing credit (attach Form 8611)	**9b**			
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	**9c**			
d	Interest due under the look-back method—income forecast method (attach Form 8866)	**9d**			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**			
f	Interest/tax due under section 453A(c)	**9f**			
g	Interest/tax due under section 453(l)	**9g**			
z	Other (see instructions—attach statement)	**9z**			
10	**Total.** Add lines 9a through 9z			**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			**11**	0

Part II—Payments and Refundable Credits

12	Reserved for future use			**12**	
13	Preceding year's overpayment credited to the current year			**13**	
14	Current year's estimated tax payments			**14**	
15	Current year's refund applied for on Form 4466			**15**	( )
16	Combine lines 13, 14, and 15			**16**	
17	Tax deposited with Form 7004			**17**	0
18	Withholding (see instructions)			**18**	
19	**Total payments.** Add lines 16, 17, and 18			**19**	0
20	Refundable credits from:				
a	Form 2439	**20a**			
b	Form 4136	**20b**			
c	Reserved for future use	**20c**			
z	Other (attach statement—see instructions)	**20z**			
21	**Total credits.** Add lines 20a through 20z			**21**	
22	Elective payment election amount from Form 3800			**22**	
23	**Total payments and credits.** Add lines 19, 21, and 22. Enter here and on page 1, line 33			**23**	0

Schedule K	**Other Information** (see instructions)			Yes	No

1 Check accounting method: **a** ☒ Cash   **b** ☐ Accrual   **c** ☐ Other (specify) _____

2 See the instructions and enter the:

a Business activity code no. 713900 _____

b Business activity Social Infrastructure Development _____

c Product or service Real estate assets and technological digital products _____

3 Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group? . . . . — ☒ (No)

If "Yes," enter name and EIN of the parent corporation _____

_____

4 At the end of the tax year:

a Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . . . . — ☒ (No)

b Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) . — ☒ (No)

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions — ☒ (No)

If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions — ☒ (No)

If "Yes," complete (i) through (iv) below.

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . — ☒ (No)

If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during this tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock? . — ☒ (No)

For rules of attribution, see section 318. If "Yes," enter:

(a) Percentage owned _____ and **(b)** Owner's country _____

(c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ☐

If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during this tax year $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) __2_____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) . ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a) $ _____

REV 05/09/24 TTBIZ

Schedule K Other Information *(continued from page 4)*

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during this tax year $ 0 .		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did this corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During this corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During this tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does this corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3).)		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during this tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? If "Yes," complete and attach Form 8990. See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $29 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote By Value		
27	At any time during this tax year, did the corporation (a) receive a digital asset (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		X
28	Is the corporation a member of a controlled group?		X
	If "Yes," attach Schedule O (Form 1120). See instructions.		
29	Corporate Alternative Minimum Tax:		
a	Was the corporation an applicable corporation under section 59(k)(1) in any prior tax year?		X
	If "Yes," go to question 29b. If "No," skip to question 29c.		
b	Is the corporation an applicable corporation under section 59(k)(1) in the current tax year because the corporation was an applicable corporation in the prior tax year?		
	If "Yes," complete and attach Form 4626. If "No," continue to question 29c.		
c	Does the corporation meet the requirements of the safe harbor method as provided under section 59(k)(3)(A) for the current tax year? See instructions		X
	If "No," complete and attach Form 4626. If "Yes," the corporation is not required to file Form 4626.		
30	Is the corporation required to file Form 7208 relating to the excise tax on repurchase of corporate stock (see instructions):		
a	Under the rules for stock repurchased by a covered corporation (or stock acquired by its specified affiliate)?		X
b	Under the applicable foreign corporation rules?		X
c	Under the covered surrogate foreign corporation rules?		X
	If "Yes" to either (a), (b), or (c), complete Form 7208, Excise Tax on Repurchase of Corporate Stock. See the Instructions for Form 7208.		
31	Is this a consolidated return with gross receipts or sales of $1 billion or more and a subchapter K basis adjustment, as described in the instructions, of $10 million or more?		X
	If "Yes," attach a statement. See instructions.		

Schedule L Balance Sheets per Books

Assets		Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize):				
5	Expenses recorded on books this year not deducted on this return (itemize):		8	Deductions on this return not charged against book income this year (itemize):	
a	Depreciation $		a	Depreciation $	
b	Charitable contributions $		b	Charitable contributions $	
c	Travel and entertainment $				
			9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year		5	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize):			**c** Property	
			6	Other decreases (itemize):	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **7004**
(Rev. December 2018)
Department of the Treasury
Internal Revenue Service

Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns

▶ File a separate application for each return.
▶ Go to *www.irs.gov/Form7004* for instructions and the latest information.

OMB No. 1545-0233

Print or Type

Name: Neighbour Development Inc.
Identifying number: 93-3159204

Number, street, and room or suite no. (If P.O. box, see instructions.)
9981 Ashton Old Rd

City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code).)
Douglasville GA 30135

Note: File request for extension by the due date of the return. See instructions before completing this form.

Part I **Automatic Extension for Certain Business Income Tax, Information, and Other Returns.** See instructions.

1 Enter the form code for the return listed below that this application is for 1 2

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041 (estate other than a bankruptcy estate)	04	Form 1120-REIT	23
Form 1041 (trust)	05	Form 1120-RIC	24
Form 1041-N	06	Form 1120S	25
Form 1041-QFT	07	Form 1120-SF	26
Form 1042	08	Form 3520-A	27
Form 1065	09	Form 8612	28
Form 1066	11	Form 8613	29
Form 1120	12	Form 8725	30
Form 1120-C	34	Form 8804	31
Form 1120-F	15	Form 8831	32
Form 1120-FSC	16	Form 8876	33
Form 1120-H	17	Form 8924	35
Form 1120-L	18	Form 8928	36
Form 1120-ND	19		

Part II **All Filers Must Complete This Part**

2 If the organization is a foreign corporation that does not have an office or place of business in the United States, check here . . . . ▶ ☐

3 If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here . . . . ▶ ☐
If checked, attach a statement listing the name, address, and employer identification number (EIN) for each member covered by this application.

4 If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here . ▶ ☐

5a The application is for calendar year 2023, or tax year beginning ________, 20___, and ending ________, 20___.

b **Short tax year.** If this tax year is less than 12 months, check the reason: ☐ Initial return ☐ Final return
☐ Change in accounting period ☐ Consolidated return to be filed ☐ Other (See instructions—attach explanation.)

6	Tentative total tax	6	0
7	**Total** payments and credits. See instructions	7	0
8	**Balance due.** Subtract line 7 from line 6. See instructions	8	0

For Privacy Act and Paperwork Reduction Act Notice, see separate instructions. Form **7004** (Rev. 12-2018)

BAA REV 05/09/24 TTBIZ

Form **8453-CORP** (December 2022) Department of the Treasury Internal Revenue Service

E-file Declaration for Corporations

File electronically with Form 1120, 1120-F, or 1120-S. Do not file paper copies.
Go to *www.irs.gov/Form8453CORP* for the latest information.

For calendar year 2023 , or tax year beginning , 20 , ending , 20

OMB No. 1545-0123

Name of corporation	Employer identification number
Neighbour Development Inc.	93-3159204

Part I Information (Whole dollars only)

1	Total income (Form 1120, line 11)	1	
2	Total income (Form 1120-F, Section II, line 11)	2	
3	Total income (loss) (Form 1120-S, line 6)	3	

Part II Declaration of Officer (see instructions) **Be sure to keep a copy of the corporation's tax return.**

A ☐ I consent that the corporation's refund be directly deposited as designated on the **Form 8050**, Direct Deposit of Corporate Tax Refund, or Form 8302, Electronic Deposit of Tax Refund of $1 Million or More, that will be electronically transmitted with the corporation's federal income tax return.

B ☒ I do not want direct deposit of the corporation's refund **or** the corporation is not receiving a refund.

C ☐ I authorize the U.S. Treasury and its designated Financial Agent to initiate an electronic funds withdrawal (direct debit) entry to the financial institution account indicated in the tax preparation software for payment of the corporation's federal taxes owed on this return, and the financial institution to debit the entry to this account. To revoke a payment, I must contact the U.S. Treasury Financial Agent at **1-888-353-4537** no later than 2 business days prior to the payment (settlement) date. I also authorize the financial institutions involved in the processing of the electronic payment of taxes to receive confidential information necessary to answer inquiries and resolve issues related to the payment.

If the corporation is filing a balance due return, I understand that if the IRS does not receive full and timely payment of its tax liability, the corporation will remain liable for the tax liability and all applicable interest and penalties.

Under penalties of perjury, I declare that I am an officer of the above corporation and that the information I have given my electronic return originator (ERO), transmitter, and/or intermediate service provider (ISP) and the amounts in Part I above agree with the amounts on the corresponding lines of the corporation's federal income tax return. To the best of my knowledge and belief, the corporation's return is true, correct, and complete. I consent to my ERO, transmitter, and/or ISP sending the corporation's return, this declaration, and accompanying schedules and statements to the IRS. I also consent to the IRS sending my ERO, transmitter, and/or ISP an acknowledgment of receipt of transmission and an indication of whether or not the corporation's return is accepted, and, if rejected, the reason(s) for the rejection. If the processing of the corporation's return or refund is delayed, I authorize the IRS to disclose to my ERO, transmitter, and/or ISP the reason(s) for the delay, or when the refund was sent.

Sign Here		05/24/2024	CFO
	Signature of officer	Date	Title

Part III Declaration of Electronic Return Originator (ERO) and Paid Preparer (see instructions)

I declare that I have reviewed the above corporation's return and that the entries on Form 8453-CORP are complete and correct to the best of my knowledge. If I am only a collector, I am not responsible for reviewing the return and only declare that this form accurately reflects the data on the return. The corporate officer will have signed this form before I submit the return. I will give the officer a copy of all forms and information to be filed with the IRS, and have followed all other requirements in **Pub. 3112**, IRS *e-file* Application and Participation, and **Pub. 4163**, Modernized e-File (MeF) Information for Authorized IRS *e-file* Providers for Business Returns. If I am also the Paid Preparer, under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This Paid Preparer declaration is based on all information of which I have any knowledge.

ERO's Use Only	ERO's signature	Date	Check if also paid preparer ☐	Check if self-employed ☐	ERO's SSN or PTIN
	Firm's name (or yours if self-employed), address, and ZIP code				EIN
					Phone no.

Under penalties of perjury, I declare that I have examined the above corporation's return and accompanying schedules and statements, and to the best of my knowledge and belief, they are true, correct, and complete. This declaration is based on all information of which I have any knowledge.

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Firm's name			Firm's EIN	
	Firm's address			Phone no.	

For Privacy Act and Paperwork Reduction Act Notice, see instructions. BAA REV 05/09/24 TTBIZ Form **8453-CORP** (12-2022)

NEIGHBR
Profit and Loss
January 1 - December 31st, 2024

NEIGHBR plans to launch its sales operations in 2025.

		Total
Income	$	**8**
Dividend Deposit	$	8
Expenses		
Contractors	$	755
Patent Filing	$	1,048
Fundraising	$	4,434
Membership Fees	$	863
Subscriptions	$	549
Advertising	$	623
Public Relations	$	105
Travel	$	611
Other	$	240
Total Expenses	$	**9,228**
Net Income	$	**(9,220)**

Certified by: Kiara Johnson, CFO

Signature: *Kiara Johnson*

Neighbour Development Inc.
Balance Sheet
12/31/2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	11,079.56
Total Bank Accounts	$ 11,079.56
Accounts Receivable	
Accounts Receivable (A/R)	11,000.00
Total Accounts Receivable	$ 11,000.00
Other Current Assets	
Total Other Current Assets	$ 0.00
Total Current Assets	$ 22,079.56
TOTAL ASSETS	$ 22,079.56
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	$ 0.00
Equity	
Opening balance equity	0.00
Owner investments	31,300.00
Retained Earnings	0.00
Net Income (Pre-Operational)	-9,220.44
Total Equity	$ 22,079.56
TOTAL LIABILITIES AND EQUITY	$ 22,079.56

Notes:

Accounts Receivables - Pending Investor Commitments
to be Processed/Deposited

Net Income - NEIGHBR has not commensed selling activities yet. Expenses are
driven by working capital to raise funding round such as Fundable Accelerator

---

Certified by: Kiara Johnson, CFO

Signature: *Kiara Johnson*

Principal Executive Officer Certification

I, Kiara Johnson, certify that:

(1)the financial statements of Neighbour Development, Inc. DBA NEIGHBR included in this Form are true and complete in all material respects; and

(2)the tax return information of Neighbour Development, Inc. DBA NEIGHBR included in this Form reflects accurately the information reported on the tax return for Neighbour Development, Inc. DBA NEIGHBR filed for the fiscal year ended 2023.

Kiara Johnson

CFO